

November 29, 2011

Via E-mail
Mr. David S. Bryson
Chief Financial Officer
Hudbay Minerals Inc.
Dundee Place, Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9 Canada

      Re: **Hudbay Minerals Inc.**
               Form 40-F
               Filed March 31, 2011
               File No. 001-34244

Dear Mr. Bryson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2010

General

1. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such

as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Mineral Reserves and Inferred Mineable Resources page 14

2.   Our understanding of Part 4 of National Instrument 43-101 is that an issuer must file a technical report for all mineral projects on each property material to the issuer. In this regard, please tell us if you are obligated to file a technical report for your 777, Trout Lake, and Chisel North Mines.

Lalor Project page 16

3.   We note your disclosure of an inferred gold mineral resource and a probable reserve for your Lalor project in this section of your filing. Please tell us if your updated prefeasibility study forms the basis for these estimates and if this study is located on the Sedar website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about these comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director